                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the quarter ended October 31, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


             Form 20-F   X             Form 40-F
                       -----                      -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No
             -----                                               -----
         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

The number of the Company's ordinary shares outstanding as of January 6, 1999 was 143,669,067.

PART I - FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS

                   Condensed Consolidated Statements of Income
          (in thousands, except share, ADS, per share and per ADS data)
                                   (unaudited)

                                                     Three months ended            Six months ended
                                                  October 31,   October 31,    October 31,   October 31,
                                                     1998           1997          1998           1997
----------------------------------------------------------------------------------------------------------
Net revenue
     Product revenue                                   $42,878       $51,489        $93,604       $93,392
     Maintenance revenue                                25,203        20,944         49,711        41,119
     Service revenue                                    19,078        18,896         39,119        36,638
 ..........................................................................................................
Total net revenue                                       87,159        91,329        182,434       171,149
----------------------------------------------------------------------------------------------------------
Cost of revenue
     Cost of product revenue                             2,942         3,355          5,704         5,775
     Cost of maintenance revenue                         6,427         4,969         12,630        10,247
     Cost of service revenue                            16,517        16,457         33,833        29,923
----------------------------------------------------------------------------------------------------------
Total cost of revenue                                   25,886        24,781         52,167        45,945
----------------------------------------------------------------------------------------------------------
Gross profit                                            61,273        66,548        130,267       125,204
----------------------------------------------------------------------------------------------------------
Operating expenses
     Research and development                           15,249        15,024         30,729        30,656
     Sales and marketing                                37,722        34,187         73,798        66,691
     General and administrative                          8,137         6,557         15,984        13,235
     Non-recurring charges                              49,662           176         49,662           176
 ..........................................................................................................
Total operating expenses                               110,770        55,944        170,173       110,758
----------------------------------------------------------------------------------------------------------
(Loss) income from operations                         (49,497)        10,604       (39,906)        14,446
Interest income, net                                     1,619           894          3,029         1,831
 ..........................................................................................................
(Loss) income before income taxes                     (47,878)        11,498       (36,877)        16,277
Income taxes                                             5,574       (3,789)          1,802       (5,415)
 ..........................................................................................................
Net (loss) income                                     (42,304)         7,709       (35,075)        10,862
Currency translation adjustment                          5,860         (174)          3,886           702
----------------------------------------------------------------------------------------------------------
Comprehensive (loss) income                          ($36,444)        $7,535      ($31,189)       $11,564
----------------------------------------------------------------------------------------------------------

Net (loss) income per share: basic                     ($0.29)         $0.05        ($0.25)         $0.08
Net (loss) income per ADS: basic                       ($1.47)         $0.27        ($1.23)         $0.39
----------------------------------------------------------------------------------------------------------
Shares used in computing basic net (loss)
income per share (thousands)                           143,642       140,560        143,130       138,125
Shares used in computing basic net (loss)
income per ADS (thousands)                              28,728        28,112         28,626        27,625
----------------------------------------------------------------------------------------------------------

Net income per share: diluted                          ($0.29)         $0.05        ($0.25)         $0.08
Net income per ADS: diluted                            ($1.47)         $0.27        ($1.23)         $0.38
----------------------------------------------------------------------------------------------------------
Shares used in computing diluted net income
per share (thousands)                                  143,642       144,676        143,130       143,141
Shares used in computing diluted net income
per ADS (thousands)                                     28,728        28,935         28,626        28,628
----------------------------------------------------------------------------------------------------------

Note:  Share and per share data for all  periods  presented  above  reflect  the 5-for-1 stock split of the
Company's ordinary shares,  which was effective as of the close of business on March 13, 1998. Each American
Depositary Share ("ADS") represents five ordinary shares.

The accompanying notes are an integral part of these condensed consolidated financial statements.

                      Condensed Consolidated Balance Sheets
                                 (in thousands)

                                                                               October 31,    April 30,
                                                                                  1998           1998
                                                                              (Unaudited)    (Unaudited)
----------------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                                                      $83,256       $82,256
     Short-term investments                                                          45,909        36,316
     Accounts receivable, net                                                       102,543       110,571
     Inventories                                                                      1,535         1,038
     Prepaid expenses and other assets                                               13,111        22,483
 ..........................................................................................................
Total current assets                                                                246,354       252,664
Fixed assets:
     Property, plant and equipment, net                                              49,585        51,071
     Goodwill, net                                                                   12,744         5,346
     Software product assets, net                                                    18,681        24,512
 ..........................................................................................................
Total assets                                                                       $327,364      $333,593
----------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
     Bank loans                                                                      $5,588        $5,126
     Accounts payable                                                                15,631        15,781
     Accrued employee compensation                                                   21,277        30,675
     Income taxes payable                                                             7,057        13,116
     Deferred revenue                                                                58,067        59,117
     Other current liabilities                                                       55,532        22,112
 ..........................................................................................................
Total current liabilities                                                           163,152       145,927
Long-term debt and other liabilities                                                      6           650
Deferred income taxes                                                                15,192        14,423
 ..........................................................................................................
Total liabilities                                                                   178,350       161,000
----------------------------------------------------------------------------------------------------------
Shareholders' equity:
     Ordinary shares                                                                 4,809         4,640
     Additional paid-in capital and other reserves                                 152,903       151,802
     Unrealized gain on available-for-sale securities, net of tax                       16            44
     Treasury stock                                                                 (7,434)       (7,769)
     Retained  earnings                                                               2,307        32,045
     Currency translation adjustment                                                (3,587)       (8,169)
 ..........................................................................................................
Total shareholders' equity                                                          149,014       172,593
----------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                         $327,364      $333,593
----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed consolidated financial statements.

                 Condensed Consolidated Statements of Cash Flow
                                 (in thousands)
                                   (unaudited)

                                                                                   Six months ended
                                                                              October 31,    October 31,
                                                                                  1998          1997
----------------------------------------------------------------------------------------------------------
Operating activities
     Net (loss) income                                                            ($35,075)       $10,862
     Adjustments to reconcile net (loss) income to cash (used) by operations
        Depreciation of fixed assets                                                  5,084         5,625
        Amortization of software product assets                                       6,848         7,289
        Amortization of goodwill                                                      1,809           995
        Loss (gain) on disposals of fixed assets                                      5,391         (587)
        Deferred income taxes                                                           656         1,985
     Changes in operating assets and liabilities:
        Decrease (increase) in accounts receivable                                    2,175       (7,166)
        (Increase) in inventories                                                      (90)         (276)
        Decrease (increase) in prepaid expenses and other assets                      5,776       (6,109)
        (Decrease) in accounts payable                                              (2,641)       (2,486)
        Increase in product royalties payable                                           135           484
        (Decrease) increase in accrued employee compensation                        (4,659)         2,036
        Increase in accrued payroll taxes                                               404            74
        (Decrease) increase in income taxes payable                                 (8,552)         1,389
        Increase (decrease) in deferred revenue                                       2,138       (4,610)
        Increase (decrease) in other current liabilities                             35,915       (3,024)
----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                            15,314         6,481
----------------------------------------------------------------------------------------------------------
Investing activities
     Property, plant & equipment, net of capital lease obligations incurred         (4,803)      (12,552)
     Software product assets                                                        (4,799)       (4,921)
     Acquisition of subsidiaries, net of cash balances acquired                     (7,082)         (229)
     Available-for-sale securities                                                  (5,461)         1,151
     Disposals of property, plant and equipment                                        (13)           715
----------------------------------------------------------------------------------------------------------
Net cash (used) by investing activities                                            (22,158)      (15,836)
----------------------------------------------------------------------------------------------------------
Financing activities
     Issuance of ordinary shares, net of expenses                                     5,159         7,804
     Borrowings                                                                     (1,417)         6,022
     Repayment of capital leases                                                       (19)          (61)
----------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                             3,723        13,765
----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                (82)            97
----------------------------------------------------------------------------------------------------------
(Decrease) increase in cash                                                         (3,203)         4,507
Cash at beginning of period                                                          86,459        60,348
----------------------------------------------------------------------------------------------------------
Cash at end of period                                                               $83,256       $64,855
----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1.    Basis of Presentation

Micro  Focus Group plc (the  "Company")  is  incorporated  in England and Wales.
Where applicable, the term "Company" also includes the direct and indirect subsidiaries of Micro Focus Group plc. The condensed consolidated financial statements shown herein are stated in U.S. dollars and are prepared under U.S. generally accepted accounting principles for interim financial information. This submission on Form 6-K is furnished on a voluntary basis, as the Company is not required to report quarterly financial information to the U.S. Securities and Exchange Commission (the "SEC").

Effective November 30, 1998, the Company elected to change its fiscal year end and accounting reference date to April 30 from January 31. Consequently, the results shown in this report are for the first six months of the fiscal year beginning May 1, 1998 and ending April 30, 1999.

The financial information at October 31, 1998 and for the three and six month periods ended October 31, 1998 and 1997 is unaudited, but includes all adjustments the Company considers necessary for a fair presentation of its financial position at such dates and the operating results and cash flows for such periods. The year-end balance sheet at April 30, 1998 was derived from the audited balance sheet of Micro Focus as of January 31, 1998 and INTERSOLV as of April 30, 1998, but does not include all disclosures required by U.S. generally accepted accounting principles. Results for the three-month and six-month periods ended October 31, 1998 are not necessarily indicative of results that may be expected for the fiscal year ending April 30, 1999 or any future interim or full-year period. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to SEC regulations. Management believes that the disclosures are adequate t
o make the
information presented herein not misleading. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended January 31, 1998 included in the Company's Annual Report on Form 20-F which was filed with the SEC on May 29, 1998, as well as the condensed consolidated financial statements and the notes thereto for the quarters ended April 30, 1998 and July 31, 1998 included in the Company's Quarterly Reports on Form 6-K submitted to the SEC on July 15, 1998 and September 22, 1998, respectively.

The financial information contained in this quarterly report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. The figures for the year ended January 31, 1998 are based on the audited financial statements which have been filed with the UK Registrar of Companies, and the auditors' reports on both the U.S. and UK financial statements for the year ended January 31, 1998 were unqualified.

2.  Acquisitions

On September 24, 1998, the Company completed the acquisition of INTERSOLV, Inc. ("INTERSOLV"). The acquisition has been accounted for as a pooling of interests under U.S. GAAP, and accordingly, all periods presented disclose the combined results of Micro Focus and INTERSOLV. Under the terms of the agreement, each common share of INTERSOLV was exchanged for 0.55 Micro Focus ADSs. In addition, each outstanding option or right to purchase or acquire shares of INTERSOLV stock was assumed by the Company and became an option or right to purchase or acquire Micro Focus ADSs, with appropriate adjustments to the price and number of shares based on the exchange ratio of 0.55 ADSs per INTERSOLV share.

The merger was structured as a tax-free reorganization under U.S. tax law. Micro Focus issued approximately 12.6 million new Micro Focus ADSs (representing approximately 63.1 million new Micro Focus ordinary shares) in exchange for INTERSOLV's common stock and share equivalents outstanding, which at the time of the completion of the merger represented approximately 46% of Micro Focus' share capital on a fully-diluted basis. Prior to the merger, INTERSOLV was a public company listed on the Nasdaq National Market. INTERSOLV is based in Rockville, Maryland and is a provider of software solutions that facilitate the development, delivery and deployment of business information systems. INTERSOLV's products and services are focused primarily in the areas of automated software quality, data connectivity and enterprise application renewal.

On August 13, 1998, Micro Focus acquired all the share capital of its Australian
distributor,   Advanced   Software   Engineering   Pty  Ltd.,   for  total  cash
consideration of $2.4 million. The transaction was accounted for as a purchase.

On May 15, 1998 Micro Focus acquired all the share capital of its Italian distributor, Micro Focus Italia, s.r.l., for total cash consideration of $4.3 million. The transaction was accounted for as a purchase.

On January 20, 1998, the Company acquired all the share capital of XDB Systems, Inc. ("XDB") for total consideration of approximately $18.6 million on the date of the acquisition, which consisted of the issuance of 2,084,825 ordinary shares of the Company (including up to 192,850 ordinary shares to be issued to holders of XDB options upon exercise of such options). The transaction was accounted for as a pooling of interests. XDB, which was a privately held corporation based in Columbia, Maryland, is a provider of DB2 database development, maintenance and connectivity solutions.

3.  Cash and Cash Equivalents - Short-Term Investments

Cash and cash equivalents include cash placed on short-term deposit and short-term money market instruments with original maturities of less than three months.

The Company invests its excess cash in accordance with an investment policy approved by the Board of Directors and implemented as of the beginning of fiscal 1998. This policy authorizes investment in U.S. government securities, municipal bonds, certificates of deposit with highly rated financial institutions and other specified money market instruments of similar liquidity and credit quality.

In accordance with Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management of the Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation at each balance sheet date. Debt securities that the Company has the intent and the ability to hold until maturity are classified as held-to-maturity, and all other debt securities are classified as available-for-sale.

The Company has determined that all of its investment securities are to be classified as available-for-sale. Such securities are stated at amounts which approximate fair value, based on quoted market prices, with the unrealized gains and losses reported as a separate component of shareholders' equity. Available-for-sale securities with original maturities of less than three months are classified as cash equivalents.

4.  Earnings Per Share

The Company's ordinary shares have been listed on the London Stock Exchange since 1983 under the symbol MICF. Since 1992, the Company's ordinary shares also have been quoted on the Nasdaq Stock Market in the U.S. in the form of American Depositary Shares ("ADSs"), as evidenced by American Depositary Receipts, under the symbol MIFGY. Effective as of the close of business on March 13, 1998, the Company undertook a subdivision (or stock split) of its ordinary shares on a 5-for-1 basis. The conversion ratio of the Company's ADSs has been adjusted such that each ADS represents 5 ordinary shares. All share and per-share references included in this report have been restated to reflect the impact of the above-mentioned stock split. In addition, share and per share data have been shown in the Condensed Consolidated Statement of Income on a basis consistent with reporting prior to the stock split.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's condensed consolidated financial statements and notes thereto included in this
Part I, and with the Company's audited consolidated financial statements in U.S. format for the fiscal year ended January 31, 1998, included in the Company's Annual Report on Form 20-F filed with the SEC on May 29, 1998, the condensed consolidated financial statements and the notes thereto for the quarters ended April 30, 1998 and July 31, 1998 included in the Company's Quarterly Reports on Form 6-K submitted to the SEC on July 15, 1998 and September 22, 1998, respectively, the audited consolidated financial statements of INTERSOLV, Inc. in U.S. format for the fiscal year ended April 30, 1998 included in INTERSOLV's Annual Report on Form 10-K filed with the SEC on July 9, 1998, as amended by Form 10-K/A filed with the SEC on August 21,1998, and the condensed consolidated financial statements and the notes thereto for the quarter ended July 31, 1998 included in INTERSOLV's Quarterly Report on Form 10-Q filed with the SEC on September 10, 1998.

RESULTS OF OPERATIONS

Net revenues for the second quarter of fiscal 1999 were $87.2 million compared with $91.3 million for the quarter ended October 31, 1997. Including the effect of one-time charges ($49.7 million pretax; $43.4 million after tax; $0.30 per share; and $1.51 per ADS) associated with the acquisition of INTERSOLV, the Company's net loss for the quarter was $42.3 million, net loss per ordinary share was $0.29 and net loss per ADS was $1.47. Excluding one-time charges associated with the acquisition of INTERSOLV, net income was $1.1 million in the quarter ended October 31, 1998, compared with $7.7 million in the comparable prior year period, diluted earnings per ordinary share were $0.01 in the quarter ended October 31, 1998, compared with $0.05 in the quarter ended October 31, 1997, and earnings per ADS were $0.04 compared with $0.27 in the prior year quarter.

Revenue for the first two quarters of fiscal 1999 increased 7% to $182.4 million from $171.1 million for the comparable six-month period ended October 31, 1997. Including the one-time charges associated with INTERSOLV acquisition, the Company reported a loss before taxes for the first half of the fiscal year of $39.9 million, a loss after taxes of $35.1 million , a net loss per ordinary share of $0.25 and a net loss per ADS of $1.23. Excluding one-time charges, net income for the half year was $8.4 million compared with $10.9 million for the comparable period of fiscal 1998, and diluted earnings per ADS were $0.28 compared with $0.38 in the comparable prior year period. Diluted earnings per ordinary share for the half year were $0.06 per share compared with $0.08 for the comparable prior year period.

Revenue

Net revenue for the second quarter of fiscal 1999 was 9% lower than the corresponding quarter of the prior fiscal year and 9% below the first quarter of fiscal 1999. North American revenues were 13% below those reported in the comparable prior year period, while international revenue was up 12%. The weakness in North American revenues primarily reflected an unexpected continued decrease in sales productivity following the reorganization of the Company's North American sales force in the first quarter of fiscal 1999, integration issues related to the INTERSOLV acquisition and delays in major purchases by financial institutions. The Company's Year 2000 business was also affected by customers moving to the verification and testing stages of their remediation processes, for which the Company did not have the appropriate products generally available until November 1998. Product revenue for the quarter ended October 31, 1998 was down 17% over the comparable prior year period. Service revenues, which are primarily concentrated in Year 2000 consulting, were in the quarter essentially flat with the second quarter of fiscal 1998. Maintenance revenue for the quarter was up 20% from the comparable prior year period.

For the first half of fiscal 1999, net revenue increased 7% over the comparable prior year period. North American revenue was 2% lower than the comparable prior year period and accounted for 61% of the Company's total revenue. International revenue grew by 22% during the first half of the fiscal year and contributed 39% of the Company's total revenue. Product revenue was 1% higher than the first two quarters of fiscal 1998, with service revenue up 6% and maintenance revenue up 20%.

There can be no assurance that the market for the Company's products and services will in future periods resume or grow at their historical rates of growth, that certain segments will not decline, or that the Company will be able to increase or maintain its market share in the future or achieve its historical revenue growth rates.

Gross Profit

 For the second quarter of fiscal 1999, gross profit as a percentage of net revenue was 70%, which was three percentage points lower than the gross profit percentage reported in the comparable prior year quarter and two percentage points below the 72% margin recorded in the first quarter of 1999. Through the first six months of the fiscal year, the Company's gross profit margin was 71% compared with 73% for the first half of fiscal 1998. The decreased gross profit margin for the quarter and year to date reflected lower utilization rates for the Company's consulting staff.

The Company's gross profit margin can be affected by a number of factors, including changes in product or distribution channel mix, the mix of product and service revenue, and competitive pressures on pricing. Gross margin also is dependent on discounts selectively provided to customers in competitive sales situations. In addition, gross margin may also be adversely affected by expansion of the Company's consulting organization and the ability to deploy its capacity to revenue generating projects. As a result of the above factors, gross margin percentages may be difficult to predict, and gross margins may fluctuate from current levels in future periods.

Operating Expenses

Research and development (R&D) expenses for the quarter ended October 31, 1998 of $15.3 million were 1% higher than those reported in the second quarter of fiscal 1998 and represented 17% of net revenue as compared to 16% for the prior year period. R&D expenses for the quarter were 1% lower than those reported in the first quarter of the current fiscal year for which such expenses represented 16% of net revenue. For the first half of the year, R&D expenses totaled $30.7 million, which was flat with R&D expenses recorded in the first half of fiscal 1998. The essentially unchanged level of R&D expenses from the comparable prior year period was due to lower software product amortization expense and negligible growth in compensation expenses and overhead. For the two quarters ended October 31, 1998, R&D expenditures were 17% of net revenue compared with 18% in the comparable prior year period.

The Company believes that ongoing development of new products and features is required to maintain and enhance its competitive position. Accordingly, while the Company intends to continue to control expenses where possible, the Company anticipates that aggregate R&D expenses will increase over time, and may not be directly related to the level of revenue realized in future quarters.

Sales and marketing expenses for the quarter ended October 31, 1998 were 11% higher than the second quarter of fiscal 1998 and 5% higher than the first quarter of fiscal 1999. Such expenses represented 43%, 37% and 38% of net revenue for the second quarter of fiscal 1999, the second quarter of fiscal 1998 and the first quarter of fiscal 1999, respectively.

Through the first six months of the fiscal year, sales and marketing expenses totaled $73.8 million and represented 40% of net revenue. This total was 11% higher than the same expenses in the comparable prior year period, which represented 39% of net revenue. The increase in sales and marketing expenses reflected sales force expansion, higher commissions, and higher advertising and marketing expenses. The Company believes that continued investment in sales, marketing, customer support and promotional activities is essential to maintaining its competitive position. In addition, the Company is expanding its sales and support staffs. Accordingly, the Company anticipates that sales and marketing expenses will be higher in future periods.

General and administrative (G&A) expenses for the quarter ended October 31, 1998 were 24% above the second quarter of the prior fiscal year and 4% higher than the first quarter of the current fiscal year. G&A expenses represented 9%, 8% and 7% of net revenue in the same three periods, respectively. The increase in G&A expenses for the second quarter of 1999 over the comparable prior year period reflected staff additions and goodwill amortization associated with the acquisitions of Micro Focus' Italian and Australian distributors. Through the first six months of this fiscal year, G&A expenses have totaled $16.0 million and represented 9% of net revenue. In the comparable prior year period, G&A expenses totaled $13.2 million and represented 8% of net revenue. The Company is investing to strengthen its infrastructure and anticipates that aggregate G&A expenses will increase in future quarters.

Interest income for the second quarter of 1999 totaled $1.6 million and was 81% higher than the comparable prior year period and 15% higher than the first quarter of the current fiscal year. Through the first half of the current year, interest income totaled $3.0 million, up 65% from the comparable prior year period. The year-over-year increase in interest income reflected higher average cash balances.

The Company reported $49.7 million in non-recurring charges during the quarter. Aggregate direct transaction costs of approximately $24.5 million were incurred. A majority of these charges were for investment banker fees and expenses, other professional fees and expenses, severance costs and stamp tax duties associated with listing new share capital on the London Stock Exchange. In addition, $25.2 million of charges were provided for to reflect costs associated with ongoing integration efforts. These charges were primarily comprised of the write-off of redundant or impaired assets, elimination of accumulated currency translation adjustments and severance costs. Below is a summary of the Company's operating results for the quarter and six months to date excluding these non-recurring charges.


Excluding one-time charges:                               Three months ended            Six months ended
($000's)                                               October 31,   October 31,    October 31, October 31,
                                                          1998           1997          1998         1997
Income before income taxes                              $1,784       $11,498        $12,785       $16,277
Net income                                               1,123         7,709          8,352        10,862
Net income per ADS: diluted                              $0.04         $0.27          $0.28         $0.38


Including the effect of non-recurring charges, the Company's tax rate for the first two quarters of fiscal 1999 was 95%. This tax rate primarily reflected the non-deductibility for tax purposes of costs associated with acquisitions. Excluding non-recurring charges, the Company's tax rate was 35% which reflects the incremental tax rate the Company expects to sustain during the balance of the fiscal year (excluding non-recurring charges).

LIQUIDITY AND CAPITAL RESOURCES

The Company generated $15.3 million in cash from operating activities in the first half of fiscal 1999, primarily from income before one-time charges, depreciation and amortization. These factors were offset in part by decreases in income taxes payable, accrued employee compensation and accounts payable. The $5.4 million disposal of fixed assets, the $5.8 million decrease in prepaid assets and the $35.9 million increase in current liabilities were primarily due to the accounting for the non-recurring charges.

The Company had $129.2 million in cash, cash equivalents and short-term investments at October 31, 1998. This balance was $10.6 million higher than at April 30, 1998, reflecting cash provided by operating activities. During the first two quarters of the fiscal year, the Company expended approximately $7.8 million in cash related to the acquisition of INTERSOLV. The Company anticipates that it will incur during the second half of this fiscal year approximately $29.7 million in cash expenditures relating to the INTERSOLV acquisition and its integration.

The Company has a GBP 5.0 million unsecured revolving multi-currency LIBOR loan facility as a means of hedging currency exposures against the French Franc. This line of credit expires in January 2001. The interest rate on outstanding borrowings under this facility is equal to 0.75% above the LIBOR rate for the currency in which the borrowings are made. Borrowings denominated in French Francs under the credit line at April 30, 1998 were the equivalent of $1.7 million and were incurring interest at the rate of 4.4% per annum.

During the first half of fiscal 1999, the Company spent $4.8 million for capital and leasehold improvements largely on upgrades and expansions of its information systems. This spending level is below the $12.6 million spent during the first two quarters of the prior fiscal year. For the current year, the Company expects to fund additional capital and leasehold improvements from existing cash balances or leasing arrangements as deemed appropriate.

The Company believes that existing balances of cash, cash equivalents and short-term investments in combination with its available bank line of credit and leasing facilities will be sufficient to meet its operating cash requirements.

YEAR 2000 CONSIDERATIONS

The Year 2000 problem is the result of the widespread practice since the early days of computing of using only two digits to refer to a year (such as "98" for "1998") instead of four digits in computer systems. When the Year 2000 arrives or the computer system refers to dates after December 31, 1999, such systems will interpret the two digits "00" as "1900" as opposed to "2000". Failure to address this problem could cause results ranging from system failures to erroneous calculations in date-dependent operations for dates falling after December 31, 1999. The Company has instituted various projects to become Year 2000 ready. "Year 2000 ready" as used in this report means that the performance or functionality of the Company's internal systems will not be significantly affected by the dates prior to, during and after the Year 2000.

State of Readiness

The Company has developed and implemented an enterprise-wide plan to analyze and address potential Year 2000 issues affecting its internal systems, its interaction with third party vendors and suppliers, and its products and services.

The Company has established a Year 2000 Project Team to implement a comprehensive four-phase Year 2000 readiness plan addressing the Year 2000 readiness of the Company's internal systems. The Year 2000 readiness plan is comprised of four phases (inventory, analysis, remediation and validation phases) with a target completion date of June 30, 1999. The Year 2000 readiness plan covers IT systems (desktop, laptop, servers, routers, hubs, switches, and remote access systems, operating systems, software and critical business systems), non-IT embedded systems (telephone, voice messaging, teleconferencing, data services and equipment, fax, copiers and similar equipment.), facilities (elevators, security systems, card access systems and similar systems), and the Company's vendors and suppliers. As part of the inventory phase, the Company has sought confirmation from its material suppliers on the current Year 2000 readiness of their systems and/or their intended time schedule for achieving Year readiness. The Company's Year 2000 readiness plan is progressing as scheduled, with the inventory phase having been substantially completed and the analysis phase now underway and expected to be substantially completed by January 31, 1999.

With respect to its software products, each of the Company's product business units has completed a Year 2000 assessment of its currently offered products. In preparing for the Year 2000 date change, the Company has adopted the Year 2000 compliance standard published by the British Standards Institute (BSI) - BSI DISC PD2000-1 "A Definition of Year 2000 Conformity Requirements." As a result of this assessment, the Company believes that the vast majority of its currently offered products are Year 2000 compliant, and expects virtually all of its remaining currently offered products to become compliant during calendar 1999 through new releases. In any event, the Company expects that all the then current versions of its offered products will be Year 2000 compliant before the end of calendar 1999. Because Year 2000 compliance is generally integrated into its normal product development activities, the Company has not incurred and does not expect to incur any significant incremental expenses in addressing this issue in its product lines. The Company believes that a small number of customers who receive product support from the Company are operating product versions that may not be Year 2000 compliant or products that the Company has replaced or intends to replace with comparable Year 2000 compliant products. The Company believes that the vast majority of such customers are migrating and will continue to migrate to compliant versions and products through new releases, which the Company is strongly encouraging. In addition, certain former customers may be operating non-compliant versions of products in respect of which the Company's agreed-upon product support and warranty periods have expired. The Company has not undertaken, and does not plan to undertake in the future, an assessment of whether these former customers are taking appropriate steps to address any related Year 2000 issues.

The Company does not expect customers who purchase or migrate to Year 2000 compliant versions of its products to experience any Year 2000 failures caused by such products. In addition, the Company believes that its licenses and other agreements contain customary and appropriate limitations on the Company's obligations with respect to any Year 2000 failures that may be caused by its current or former products. However, there can be no assurance that the Company's expectations and beliefs as to these matters will prove to be accurate. Moreover, the Company's products are used in IT systems comprised of third-party hardware and software, some of which may not be Year 2000 compliant. Many of the Company's customers use legacy computer systems that are expected to be particularly susceptible to Year 2000 compliance issues. Various commentators have predicted that a significant amount of litigation may arise out of Year 2000 compliance issues. While the Company has not been subject to any Year 2000 product claims or lawsuits to date, there can be no assurance that customers or former customers will not bring claims or lawsuits against the Company seeking compensation for losses associated with Year 2000-related failures. A material adverse outcome in a Year 2000 claim or lawsuit could have a material adverse effect on the Company's business, financial condition and results of operations.

A small number of the products the Company sells are licensed from third parties. Although the current versions of these products have generally been warranted to the Company as being Year 2000 compliant, these products have generally not been subjected to the same extensive Company testing as those products developed or acquired by the Company. The Company is therefore working with these third party suppliers to obtain assurance of Year 2000 compliance.

The Company has designated its website as the Company's "Year 2000 Internet Website" under the terms of the Year 2000 Information and Readiness Disclosure Act (the "Act") (S.2392). The information provided on past and present pages on this website regarding the Year 2000 compliance of Company products has been designated as "Year 2000 Readiness Disclosures." The pages on this website have been and will continue to be the Company's primary means for communicating to customers regarding the Year 2000 compliance of its products.

Demand for Year 2000 Remediation Products and Services

The Company anticipates that demand in the Year 2000 product and service market will decline, perhaps rapidly, in anticipation of or following the Year 2000, and the demand for the Company's Year 2000 compliance products and services may also decline significantly as a result of new technologies, competition or other factors. In the quarter ended October 31, 1998, the Company's Year 2000 business was affected by customers moving to the verification and testing stages of their remediation processes, for which the Company did not have the appropriate products generally available until November 1998. If these factors were to continue, the Company's license revenue and professional service fees could be materially and adversely affected.

Costs and Risks Associated with Year 2000 Issues; Contingency Plans

The Company currently does not anticipate that it will incur material operating expenses or be required to invest heavily in internal systems improvements as a result of Year 2000 readiness issues. In addition, the Company has not incurred and does not currently expect to incur any significant incremental expenses in addressing this issue in its product and services. Upon completion of the analysis phase of the Company's Year 2000 readiness plan, the Company plans to undertake an assessment of any material expenses it will be required to incur in order to complete its Year 2000 readiness plan.

Although the Company believes that its Year 2000 readiness efforts are designed to appropriately identify and address those Year 2000 issues that are within the Company's control, there can be no assurance that the Company's efforts will be fully effective or that Year 2000 issues will not have a material adverse effect on the Company's business, financial condition or results of operations. The novelty and complexity of the issues presented and the Company's dependence on the preparedness of third parties are among the factors that could cause the Company's efforts to be less than fully effective. Moreover, Year 2000 issues present many risks that are simply beyond the Company's control, such as the potential effects of Year 2000 issues on the economy in general and on the Company's business partners and customers in particular. The Company intends to continue to evaluate both existing and newly identified Year 2000 risks and to develop and implement such further responsive measures as it deems appropriate.

The Company currently does not have a contingency plan, but plans to develop a contingency plan upon the completion of the analysis phase of its Year 2000 readiness plan. Should the evaluation of both existing and newly identified Year 2000 risks indicate that there is a sooner need for a contingency plan, responsive measures will be developed as appropriate. Any such contingency plan will seek to minimize the impact on the Company's business, financial condition and results of operations.

FACTORS THAT MAY INFLUENCE FUTURE OPERATING RESULTS

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. This section of the discussion highlights some of these risks and the possible impact of these factors on future results of operations.

The factors set forth below as well as statements made elsewhere in this quarterly report contain certain forward looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in the remainder of fiscal 1999 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements.

Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in this section below, as well as those discussed elsewhere in this Form 6-K. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Form 6-K. For more information regarding forward-looking statements, see "Special Note on Forward-Looking Statements" below in this Part I, Item 2.

Integration of INTERSOLV; Synergies. The Company acquired INTERSOLV with the expectation that the acquisition will result in long-term strategic benefits. Realization of these anticipated benefits depends in part on whether the operations and administration of the companies are integrated in an efficient and effective manner. There can be no assurance that this will occur. The combined company's integration efforts have yet to be completed and are still ongoing. The successful integration of the Company and INTERSOLV will require, among other things, integration of the product offerings of the companies, sales and marketing and research and development efforts, the cooperation and coordination of the business managers of the two companies, and the integration of globally dispersed operations. It is possible that this integration will not be accomplished smoothly or successfully, and that efforts to achieve integration may require more time, expense and management attention than anticipated. The diversion of management's attention from day-to-day operations and any difficulties encountered in the integration process could have a material adverse effect on the Company's business, financial condition and results of operations. If the integration of the Company's and INTERSOLV's operations is not successful, if the combined companies do not achieve the operational efficiencies and other business synergies that are anticipated or if those synergies are not achieved as quickly as may be expected by financial analysts or at the level expected by financial analysts, or if the effect of the merger on earnings per share is not in line with the expectation of financial analysts, the market price of the Micro Focus Ordinary Shares or the Micro Focus ADSs could be significantly and adversely affected. The Company reported non-recurring charges of $49.7 million during the second quarter of fiscal 1999 associated with the INTERSOLV acquisition. These charges are based on the assumptions made by, and information currently available to, the Company's management. There can be no assurance that these charges will be adequate to cover the actual non-recurring costs incurred by the Company which are associated with the INTERSOLV acquisition or that the Company may not report additional non-recurring charges associated with the INTERSOLV acquisition in one or more future quarters.

Fluctuations in Operating Results; Absence of Significant Backlog. The Company's future operating results are subject to quarterly and annual fluctuations due to a variety of factors, including demand for the Company's products, the size and timing of customer orders and the lengthy sales cycle, product life cycles, the ability of the Company to introduce and market new and enhanced versions of the Company's products on a timely basis, the introduction and acceptance of new products and product enhancements by the Company or its competitors, customer order deferrals in anticipation of new or enhanced products or technologies, the timing of product introductions or enhancements by the Company or its competitors, technological changes in the software industry, changes in the mix of distribution channels through which the Company's products are offered, purchasing patterns of distributors and retailers, including customer budgeting cycles, the quality of products sold, price and other competitive conditions in the industry, changes in the Company's level of operating expenses, changes in the Company's sales incentive plans, the cancellation of licenses during the warranty period, non-renewal of maintenance agreements, the effects of extended payment terms (particularly for international customers), economic conditions generally or in various geographic areas, and other factors discussed in this section.

A relatively high percentage of the Company's operating expenses is fixed over the short term and if anticipated revenue for a fiscal quarter does not occur or is delayed, the operating results for that quarter would be immediately and adversely affected. The Company historically has operated with little product backlog, because its products are generally shipped as orders are received. As a result, revenue of the Company in any quarter will depend on the volume and timing of, and the ability to fill, orders received in that quarter. In addition, a substantial portion of the Company's revenue for most quarters is booked and shipped in the last month of the quarter such that the magnitude of the quarterly fluctuations may not become evident until late in or even at the end of the particular quarter.

Seasonality of Operating Results. The Company's revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. The Company typically has recognized a high proportion of its quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of the Company's expenses do not vary with revenue. Due to all of the foregoing factors, it is possible that in some future quarters the Company's operating results will be below the expectations of stock market analysts and investors and that the Company's share price would likely be materially adversely affected.

Product Concentration. Approximately half of the Company's total net revenue is derived from products and related services for mainframe application development in the COBOL language and COBOL compilers running on workstations and personal computers. The Company expects that a substantial portion of its total net revenue will be derived from such products and services in the future. As a result, the Company's future operating results depend upon continued market acceptance and use of the COBOL language. Any decline in the demand for or market acceptance or use of the COBOL language or mainframes as a result of competition, technological change or other factors could have a material adverse effect on the Company's business, financial condition and results of operations.

Year 2000 Business and Compliance Issues. Information concerning the Company's state of Year 2000 readiness, the demand for its Year 2000 remediation products and services, the costs associated with its Year 2000 issues and its contingency plans are incorporated herein by reference to the information included above in this Form 6-K under the caption entitled "Item 2 - Management's Discussion and Analysis or Financial Condition and Results of Operations -- Year 2000 Considerations".

Rapid Technological Change; Dependence on New Products. The Company is in a market that is subject to rapid technological change. The Company must continually adapt to that change by improving its products and introducing new products, technologies and services. The growth and financial performance of the Company will depend in part on its ability, on a timely and cost-effective basis, to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions. The Company's ability to develop and market enhancements of existing products and new products depends in part on its ability to attract and retain qualified employees. In the past, the Company has experienced delays and increased expenses in developing certain new products. Any failure by the Company to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products on a timely basis and with an adequate level of performance and functionality, or to attract and retain qualified employees could materially adversely affect the Company's business, financial condition and results of operations.

Competition. The markets in which the Company competes are characterized by rapid technological change and aggressive competition. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than the Company's products. Some of the Company's current and prospective competitors in its product and service markets have greater financial, marketing or technical resources than the Company and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can the Company. There can be no assurance that other companies will not develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, there can be no assurance that the Company will be able to compete effectively in the future in the professional services market and, particularly, in the Year 2000 professional services market.

Susceptibility to General Economic Conditions. The Company's revenue and results of operations are subject to fluctuations in the general economic conditions in the various areas of the world in which it does business. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations (see the section entitled "Exchange Rate Fluctuations" below), longer payment cycles, greater difficulties in accounts receivable collection and enforcing agreements, tariffs and other restrictions on foreign trade, U.S. export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. In addition, the laws of certain foreign countries in which the Company's products may be marketed may not protect the Company's intellectual property rights to the same extent, as do the laws of the United States and Europe. There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenue.

Dependence on Key Personnel. Several of the senior management personnel of the Company are relatively new to the Company, including the Company's Chief Executive Officer and Chief Financial Officer, and the Company's success will depend in part on the successful assimilation and performance of these individuals. Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Company will be able to attract and retain a sufficient number of qualified personnel to conduct its business in the future. The Company's success depends to a significant degree upon the continued contributions of its key management, marketing, product development, professional services and operational personnel, including key personnel of acquired companies. The Company will not have employment agreements with most of its key personnel, nor does it maintain key person life insurance on any of these persons.

Management of Growth. Each of the Company and Intersolv has recently experienced a period of rapid growth in net revenue. This growth has placed a significant strain on the financial, management, operational and other resources of the combined companies, and if it continues is expected to continue to place a significant strain on the Company's financial, management, operational and other resources. There can be no assurance that the Company's management personnel, systems, procedures and controls will be adequate to support the Company's existing and future operations.

Volatility of Stock Price. The market price of the Company's securities has experienced significant price volatility, particularly since the announcement of the Company's proposed acquisition of INTERSOLV in June 1998, and such volatility may occur in the future. Factors such as actual or anticipated fluctuations in the Company's operating results, changes in financial estimates by securities analysts, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, general market conditions and other factors may have a significant impact on the market price of the Company's securities. Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions may adversely affect the market price of the Company's securities.

Recent and Future Acquisitions. The challenges of integrating the organizations and operations of the Company and Intersolv have been compounded by ongoing efforts associated with the integration of recent acquisitions by both companies, including the acquisitions by the Company of Millennium UK Limited in April 1997, XDB in January 1998, Micro Focus Italia S.r.L. in May 1998 and Advanced Software Engineering Pty. Ltd. in August 1998 and the acquisition by Intersolv of SQL Software, Ltd. in March 1998. The Company is still in the process of integrating the operations acquired in these transactions with its own. There can be no assurance that the anticipated benefits of recently concluded business combinations will be realized. In addition, these acquisitions have required significant additional management resources and attention. The Company expects to continue growing its business through acquisitions. If the Company is unsuccessful in integrating and managing the recently acquired businesses or other businesses it may acquire in the future, the Company's business, financial condition and results of operations could be adversely affected in future periods.

Enforceability of U.S. Judgments. The Company is a public limited company organized under the laws of England and Wales. Judgments of U.S. courts, including judgments against the Company, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

Exchange Rate Fluctuations

Revenue, costs and expenses arising in currencies other than U.S. dollars are translated using average exchange rates for the applicable period. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date. The majority of the Company's net revenue arises in U.S. dollars, while its costs are incurred approximately equally in U.S. dollars and other currencies, predominately GB pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the GB pound, may have a significant impact on the Company's operating results, notably when expressed in GB pounds. During the second quarter of fiscal 1999, fluctuations between the U.S. dollar and the GB pound were not significant, and net exchange rate gains or losses on operational transactions were immaterial.

Special Note on Forward-Looking Statements

The Company is subject to various U.S. securities laws and regulations relating to the disclosure of information. In particular, the Private Securities Litigation Reform Act of 1995, which became effective in the United States as of January 1, 1996 (the "Securities Litigation Reform Act"), applies to the Company and its disclosure of information and provides that the Company can be exempt from liability for making forward-looking statements if certain cautionary language is included along with such statements. This quarterly report contains certain "forward-looking statements" (as such term is defined under Section 21E of the U.S. Securities Exchange Act of 1934, as amended) that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Such forward-looking statements are subject to the safe harbor created by the Securities Litigation Reform Act. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, are intended to identify such forward-looking statements. In addition, statements concerning future matters (such as future gross margins and operating expense levels, capital needs, the development of new products, matters related proprietary rights, competition, litigation and the Company's Year 2000 readiness), related costs and risks and other statements that are not historical are forward-looking statements. Such statements reflect the current views of the Company or its management with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results, performance or achievements in fiscal 1999 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed above in Part I hereof under the heading "Factors That May Influence Future Operating Results", as well as those discussed elsewhere in this quarterly report. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this quarterly report.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

On December 3, 1998, a complaint was filed in the United States District Court for the Southern District of New York entitled Seymour Lazar, et al. v. Micro Focus Group plc, et al., 98 CIV. 8591. The plaintiff seeks to have the matter certified as a class action of purchasers of the American Depositary Shares of Micro Focus Group plc during the period from June 17, 1998 to November 12, 1998, including the former shareholders of INTERSOLV who acquired ADSs in connection with the merger involving the two companies. In addition to naming as defendants Micro Focus Group plc and Tower Merger Sub Inc., the complaint names as defendants Martin Waters and Richard Van Hoesen. The complaint alleges that the

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Company and certain of its officers and directors violated Sections 11, 12(a)(2)
and 15 of the Securities Act of 1933 (as amended), Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (as amended) and Securities and Exchange Commission Rule 10b-5 by failing to disclose allegedly adverse material nonpublic information concerning the Company's business condition and prospects.

On December 4, 1998, a complaint was filed in the United States District Court for the Southern District of New York entitled Sol Poller, TTEE UAD 1/23/91, et al. v. Micro Focus Group plc, et al. , 98 CIV. 8619. The plaintiff seeks to have the matter certified as a class action of persons who acquired securities of the Company in the merger involving INTERSOLV and the Company. In addition to naming as defendants Micro Focus Group plc and Tower Merger Sub Inc., the complaint names as defendants Martin Waters, Richard Van Hoesen, Paul Adams, J. Michael Gullard, Harold Hughes and J. Sidney Webb. The complaint alleges that the Company and certain of its officers and directors violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (as amended), Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (as amended) and Securities and Exchange Commission Rule 14a-9 by failing to disclose allegedly adverse material nonpublic information concerning the Company's business condition and prospects. On January 1, 1999, a substantially similar complaint to the Poller complaint, entitled Mark Levy, et. al. v. Micro Focus Group plc, et. al., 99 CIV. 0001, was filed in the United States District Court for the Southern District of New York.

The Company anticipates that the three actions described above will be consolidated into a single action. The Company intends to defend all of its litigation vigorously. However, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of litigation could have an adverse impact on the Company's business, financial condition and results of operations.

Item 2 - Changes In Securities and Use of Proceeds

None.

Item 3 - Defaults Upon Senior Securities

None.

Item 4 - Submission of Matters to a Vote of Security Holders

An Extraordinary General Meeting of the Company was held on September 23, 1998 (the "Meeting"). At the Meeting, the following resolutions were approved, in accordance with the Company's Articles of Association, by a show of hands of those shareholders (or persons holding proxies) voting in person at the Meeting:

         Special Resolution

         1. THAT subject to the passing of resolution 2 and to the Merger Agreement having become unconditional in all respects other than as to the condition relating to Admission (as defined in the listing particulars dated 24 August 1998) (the "Listing Particulars"):

                  (a) the proposed acquisition of INTERSOLV, Inc. on the terms of the Merger Agreement as described in the Listing Particulars be and it is hereby approved and that the directors be and they are hereby unconditionally authorized to do all such acts, deeds and things and execute such documents as may be necessary or desirable, in their opinion, to complete the merger in accordance with its terms and to waive, vary or extend the terms and/or conditions of the Merger Agreement (to such an extent as will not constitute a material waiver, variation or extension of the terms and conditions of the Merger Agreement) as they may, in their absolute discretion, think fit;

                  (b) the authorized share capital of the Company be increased from GBP 2,250,00 to GBP 4,240,000 by the creation of 99,500,000 additional ordinary shares of 2p each having the rights and subject to the restrictions set out in the company's articles of association;

                  (c) without prejudice to the generality of the authority granted by paragraph (a) of this resolution, the directors be and are hereby authorized for the purposes of effecting the Merger, to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985, as amended (the "Act") up to an aggregate nominal amount of GBP 1,508,174, such authority to expire no later than 15 November 1998;

                  (d) Section 89(1) of the Act shall not apply to any allotment of equity securities (within the meaning of Section 94 of the Act) made pursuant to the authorities given by the preceding paragraphs of this resolution for the purpose of complying with obligations to be under taken by Intersolv pursuant to the Merger Agreement to allot equity securities to holders of Intersolv Options and to holders of Intersolv Warrants as defined in the Listing Particulars (namely, outstanding options or rights granted to employees, directors or consultants of INTERSOLV, Inc. or its subsidiaries or predecessors pursuant to any stock option, stock bonus, stock award or stock purchase plan, program or arrangement and warrants, exchangeable or convertible securities or other rights to acquire common stock of INTERSOLV, Inc.);

                  (e) the directors be and are hereby generally and unconditionally authorized (in addition to the authority conferred by paragraph (c) of this resolution) to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Act) up to an aggregate amount of GBP1,110,128, such authority to expire no later than 22 September 2003, provided that:

                           (i) the Company may before such expiry make an offer of agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

                           (ii) the authority conferred on the directors hereby shall be in substitution for the authority conferred on the directors on 19 June 1996 which to the extend not used is hereby revoked:

                  (f) The  directors  be and are hereby  empowered  pursuant  to
         Section 95 of the Act to allot equity securities (within the meaning of Section 94 of the Act) for cash pursuant to and subject to the authority conferred by paragraph (e) of this resolution as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

                           (i) to the allotment of equity securities in connection with a rights issue or other issue of shares in favor of ordinary shareholders of the Company where the equity securities for which such ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

                           (ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of GBP 143,427,

         and further, that this power shall expire on the date of the annual general meeting of the Company to be held in 1999 or, if earlier, fifteen months after the date of passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

         Ordinary Resolutions

         2. THAT the Micro Focus 1998 Share Option Plan ("the new Micro Focus Plan") as outlined in Paragraph 3 of Part 5 of the Listing Particulars be and is hereby approved and adopted and that the directors by and are hereby authorized to grant options to subscribe for or purchase fully paid ordinary shares in the capital of the Company in accordance with the terms and conditions of the new Micro Focus Plan and the directors be and are hereby authorized to do all acts and things necessary to implements the new Micro Focus Plan, to ensure and maintain treatment as Incentive Stock Options (as defined in the new Micro Focus Plan) of those which are intended to be treated as such and to carry the same into effect and to make alterations to the new Micro Focus plan as may be necessary or desirable in order to obtain or maintain approval of the new Micro Focus Plan from any government or other regulatory or advisory body whether in the United Kingdom or the United States of America or elsewhere provided that any such alteration shall not affect the basic principles of the new Micro Focus Plan; and the directors may be counted in the quorum and their votes may be counted on any matter connected with the grant of options in accordance with this resolution (except that no director may vote or be counted in the quorum in any matter solely relating to an option granted or to be granted to him) not withstanding that they may be interested in the same and the prohibitions in this regard contained in the article of association of the Company be and they are hereby suspended and relaxed to that extent.

         3. THAT the directors be and they are hereby authorized to amend, subject where necessary in any case to the approval of the Inland Revenue, the Company's Inland Revenue approved share option scheme as outlined in Paragraph 4 of Part 5 of the Listing Particulars and the directors be and they are hereby authorized to vote as directors in relation to any such amendment and to e counted in the quorum at any relevant board meeting notwithstanding that they may be interested in the same.

         4. THAT the amount of the aggregate directors' fees set out in article 102 of the Company's articles of association be increased from GBP 50,000 to GBP 250,000 per annum with effect from 1 February 1998.

At the Meeting, in accordance with the Company's Articles of Association and UK practice, there was not a tabulation of the exact number of votes cast (in person or by proxy) for, against or withheld with respect to any resolution, or the number of abstentions and brokers non-votes as to each such resolution. As a foreign private issuer, the Company is not subject to the proxy solicitation rules specified in Regulation 14A under the Securities Exchange Act of 1934, as amended.

Item 5 - Other Information

Effective December 1, 1998, Martin Waters resigned as the President and Chief Executive Officer of the Company, and Gary Greenfield became the President and Chief Executive Officer of the Company.

Effective December 11, 1998, Kenneth Sexton became Chief Financial Officer of the Company, and the former Chief Financial Officer, Richard Van Hoesen, became the general manager of the Company's Application Development Solutions business unit.

Effective November 30, 1998, the Company changed its fiscal year end from January 31 to April 30. The Company plans to file with the Commission a report on Form 20-F covering the interim transition period from February 1, 1998 to April 30, 1998.

Item 6 - Exhibits

No exhibits are submitted herewith.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Micro Focus Group Public Limited Company
                                                   (Registrant)


Date:  January 12, 1999                   By: _________________________________
                                              Kenneth A. Sexton
                                              Senior Vice President and
                                              Chief Financial Officer